■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JULY 10, 2012

EXECUTIVE SUMMARY

Domestic equity markets rebounded in June, recovering about two-thirds of the decline experienced in May. The S&P 500 Index increased +4.1 percent for the month of June, and gained +9.5 percent for the first half of the year. Fixed income markets were roughly flat in the most recent month, resulting in second quarter returns around +2 percent for both taxable and municipal securities. The MSCI EAFE Index gained +7.0 percent in June and +3.0 percent for the first six months. Turning to the U.S. economy, the third and final estimate of first quarter 2012 real GDP growth was unchanged from the second estimate of +1.9 percent. We believe that economic data will continue to oscillate between weaker and stronger reports, but, ultimately, the trend will be two steps forward and one step back. Our equity holdings in Europe continue to be focused on companies with global exposure. We expect China to successfully engineer an economic "soft landing," and this is key to continued moderate global economic growth. Taxable fixed income portfolios are positioned defensively for the eventual rise in interest rates that we anticipate. Our strategy in municipal portfolios remains focused on income as the primary source of return over the long term. Sit Investment Associates' domestic and international equity portfolios are maintaining diversified holdings in high-quality, growth-oriented companies.

UNITED STATES

CURRENT CONDITIONS: TWO STEPS FORWARD, ONE STEP BACK

Domestic equity markets rebounded in June, recovering about two-thirds of the decline experienced in May. The S&P 500 Index increased +4.1 percent for the month of June and gained +9.5 percent for the first half of the year. The technology-heavy NASDAQ OTC Composite was up +3.8 percent for the month, and increased +12.7 percent for the first six months of the year. Small capitalization stocks outperformed large caps in June, but still lag slightly on a year-to-date basis. Medium capitalization stocks underperformed both large and small cap for the month, quarter, and year-to-date periods. Despite volatility, overall equity returns for the first half of the year were quite satisfactory.

TOTAL RETURNS TO 06/30/12	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	4.1%	-2.8%	9.5%	5.4%
Dow Jones Ind'l Avg.	4.1	-1.8	6.8	6.6
Russell 1000 Index	3.8	-3.1	9.4	4.4
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	3.8	-5.1	12.7	5.8
S&P MidCap Index	1.9	-4.9	7.9	-2.3
Russell 2000 Index	5.0	-3.5	8.5	-2.1
FIXED INCOME				
Barclays Capital Agg. Index	0.0	2.1	2.4	7.5
Barclays Capital Muni Bond Index	-0.1	1.9	3.7	9.9

*price only

Fixed income markets were roughly flat in the most recent month, resulting in second quarter returns of around +2 percent for both taxable and municipal securities. The adjacent table shows major benchmark returns and further details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 06/30/12	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	2.7%	-4.0%	10.1%	5.8%
Russell 1000 Value	5.0	-2.2	8.7	3.0
MID CAP				
Russell Midcap Growth	1.9	-5.6	8.1	-3.0
Russell Midcap Value	3.7	-3.3	7.8	-0.4
SMALL CAP				
Russell 2000 Growth	5.2	-3.9	8.8	-2.7
Russell 2000 Value	4.8	-3.0	8.2	-1.4

In June, large and medium capitalization growth stocks underperformed their value counterparts, while small cap growth stocks outperformed. On a year-to-date basis, growth stocks have outperformed value stocks across all market capitalizations. Details of the relative performance of growth versus value stocks, since 1980, are shown in Exhibit B.

With regard to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 7th out of 33 countries for the first

half of 2012. The U.S. dropped slightly from 6th last month. On a regional basis, only Latin America was negative for the year, all other regions and the world ex-U.S. had positive returns with the Asia-Pacific region achieving the strongest performance. The top 5 performing countries were Belgium, Mexico, the Philippines, Singapore, and Thailand as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q11 Rev.	3Q11 Final	4Q11 Final	1Q12 Final
Personal Con. Expenditures	$16.0	$40.8	$48.6	$58.0
Nonresid. Fixed Invs.	34.3	52.4	18.6	11.4
Residential Invs.	3.3	1.0	9.1	15.6
Inventory Change	-10.0	-41.1	54.2	2.2
Net Exports	8.0	13.6	-8.0	3.8
Government	-5.7	-0.6	-26.4	-25.2
Residual	-2.0	-6.3	1.3	-3.4
Total	$43.9	$59.8	$97.4	$62.4
% Change in Real GDP (ann.)	1.3%	1.8%	3.0%	1.9%
% Change in Real Final Sales (ann.)	1.6%	3.2%	1.1%	1.8%
% Change in GDP Deflator (ann.)	2.6%	2.6%	0.8%	2.0%

Turning to the U.S. economy, the third and final estimate of first quarter 2012 real GDP growth was unchanged from the second estimate of +1.9 percent. Although the overall figure did not change, there were some shifts in several of the major components. Downward adjustments to personal consumption expenditures (PCE) and the change in business inventories were offset by upward revisions to net exports and business capital spending. The following table displays the contributions to real GDP growth by major component. Year-over-year changes in real GDP sectors are shown in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	2Q11 Rev.	3Q11 Final	4Q11 Final	1Q12 Final
Personal Cons. Exps.	0.49%	1.24%	1.47%	1.74%
Nonresid. Fixed Invs.	0.98	1.49	0.53	0.32
Residential Invs.	0.09	0.03	0.25	0.42
Inventory Change	-0.28	-1.35	1.81	0.10
Net Exports	0.24	0.43	-0.26	0.10
Government	-0.18	-0.02	-0.84	-0.80
Total GDP Growth	1.30%	1.80%	3.00%	1.90%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

In May, real personal spending increased +0.1 percent following a similar gain in April. The PCE for Durable Goods subtracted from real personal spending as it declined in May -0.4 percent, in large part because of slower motor vehicle sales. On the other hand, PCE for Services contributed positively to real PCE in May as it increased +0.2 percent. June PCE may very well have improved as the lull in demand for motor vehicles that occurred in May, convincingly reversed in June. Our sensitivity analysis shows that if June real PCE was in the range of +0.1 percent to +0.2 percent, second quarter annualized real PCE growth will have been approximately +1.5 percent.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual Qtrly Change
	June Proj.	9575.30	1.3%	9594.45	1.6%
	May	9575.30		9575.30	
	April	9561.60		9561.60	
	Mar.	9549.80	2.5%	9549.80	2.5%
	Feb.	9565.30		9565.30	
2012	Jan.	9505.10		9505.10	
	Dec.	9487.70	2.1%	9487.70	2.1%
	Nov.	9477.50		9477.50	
	Oct.	9481.20		9481.20	
	Sept.	9463.50	1.7%	9463.50	1.7%
	Aug.	9411.80		9411.80	
	July	9425.10		9425.10	
	June	9388.40	0.7%	9388.40	0.7%
	May	9395.70		9395.70	
	April	9394.20		9394.20	
	Mar.	9399.50	2.1%	9399.50	2.1%
	Feb.	9382.10		9382.10	
2011	Jan.	9348.60		9348.60	
	Dec.	9345.30	3.6%	9345.30	3.6%
	Nov.	9334.40		9334.40	
	Oct.	9305.50		9305.50	
	Sept.	9270.10	2.6%	9203.70	2.6%
	Aug.	9254.40		9254.40	
	July	9216.80		9216.80	

The June nonfarm payrolls report, released on July 6th, showed that the economy added 80,000 jobs, well below the consensus estimate of 100,000 jobs. Revisions to the April and May data resulted in a minor net downward adjustment of 1000 jobs. There is no question that the June payrolls data were disappointingly weak; however, there were some mitigating factors. First, there is probably still some residue from the unusually strong period of job creation during the winter months that resulted from the mild weather. Additionally, much of the establishment data was positive. Specifically, average hourly earnings, aggregate hours worked and aggregate weekly payrolls were all up in the most recent report. The unemployment rate held steady at 8.2 percent.

Job growth has been decidedly disappointing for some time now, and particularly over the last few months. The stubbornly slow rate of job growth that has existed throughout the post-financial crisis recovery has been the subject of much research. Studies show that it is new businesses that contribute most to job creation. The most likely cause of the anemic job growth during the current recovery is the decline in the rate of new businesses created. Just before the financial crisis began, about 220,000 businesses were created each quarter. The figure fell to 170,000 during the Great Recession and has still only recovered to 190,000 per quarter. There also seems to be a correlation between slower new business creation and the lower level of home equity available to small entrepreneurs looking for ways to finance new businesses. Until these problems are resolved, we expect the subpar rate of economic growth to persist.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), declined -0.3 percent in May, more than the expectation of a -0.2 percent decrease. On a year-over-year basis, CPI inflation slowed to +1.7 percent, the lowest pace since January 2011. As the FOMC suggested earlier in the year, the increase in energy prices has proven to be fleeting. Energy prices declined -4.3 percent in May, largely driven by a decrease in gasoline prices. Core CPI, which excludes the volatile food and energy sectors, increased +0.2 percent, matching the consensus estimate. Overall, inflation remains very controlled and we expect this to continue. Long-term inflation trends are displayed in Exhibit E.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
January 2011	2.8%	2.0%	1.6%	1.0%
February 2011	4.6	2.7	2.1	1.1
March 2011	7.8	4.6	2.7	1.2
April 2011	8.5	5.7	3.2	1.3
May 2011	8.4	6.5	3.6	1.5
June 2011	4.0	6.0	3.6	1.6
July 2011	1.8	5.2	3.6	1.8
August 2011	1.0	4.7	3.8	2.0
September 2011	2.1	3.1	3.9	2.0
October 2011	0.9	1.3	3.5	2.1
November 2011	-0.6	0.2	3.4	2.2
December 2011	-2.1	0.0	3.0	2.2
January 2012	0.4	0.7	2.9	2.3
February 2012	2.5	1.0	2.9	2.2
March 2012	6.6	2.2	2.7	2.3
April 2012	6.0	3.2	2.3	2.3
May 2012	3.8	3.2	1.7	2.3

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +1.5 percent in June. The dollar has strengthened to a level not seen since the third quarter of 2010. As risks in Europe and around the world remain at heightened levels, the U.S. dollar continues to gain strength as the world's safe haven currency. Long-term trends in the U.S. dollar are shown in Exhibit F.

In summary, we expect the subpar economic recovery in the United States to continue. We believe that economic data will continue to oscillate between weaker and stronger reports, but, ultimately, the trend will be two steps forward and one step back. While we are still forecasting real GDP growth to strengthen slightly in the second half of the year, resulting in an annual 2012 real GDP growth rate of +2.2 percent, we also believe there is downside risk to this forecast. Details of our key economic and financial market assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: THE U.S. IS THE RELATIVE SAFE HAVEN

Renewed global economic uncertainty combined with an extension of the Federal Reserve's "Operation Twist" Treasury security purchase program contributed to a decline in U.S. Treasury yields during the quarter and a flattening of the yield curve. Specifically, the 2-year U.S. Treasury note yield was 0.30 percent at quarter-end, -3 basis points lower than its previous quarter-end level. The 30-year U.S. Treasury Bond yield ended the quarter at 2.75 percent, -59 basis points lower than the previous quarter-end.

The Barclays Capital Aggregate Bond Index return for the quarter was just over +2 percent. The U.S. Treasury sector was the best performing sector. Longer maturity Treasuries drove sector returns, as the 30-year U.S. Treasury produced a double-digit positive return for the quarter. Corporate bonds were the second best performing sector, underperforming Treasuries as spreads widened modestly. Asset-backed and mortgage-backed securities returns were less positive, primarily due to their shorter duration.

TOTAL RETURNS TO 06/30/12	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	0.0%	2.1%	2.4%	7.5%
Treasury	-0.4	2.8	1.5	9.0
Agency	0.2	1.4	1.7	4.6
Corporate	0.4	2.5	4.7	9.7
CMBS	0.7	0.9	4.4	6.7
Asset-Backed	0.2	1.3	2.2	4.9
Mortgage Pass-Through	0.1	1.1	1.7	5.0
5-Year Treasury	-0.2	2.0	1.5	7.4

Increasing uncertainty with respect to European fixed income markets, combined with fears of the upcoming U.S. Government "fiscal cliff" and a looming reopening of the debt ceiling debate, have all combined to encourage the Federal Reserve to remain highly accommodative. The resulting continuation of Fed purchases of longer maturity U.S. Treasury securities, and a global preference for ownership of U.S. Treasury securities, as a result of the United States' position as the "least worst" highly-rated sovereign debt option, are all expected to keep interest rates low and the yield curve relatively flat over the short term. Client portfolios are defensively positioned against an eventual rise in interest rates, as we expect the accommodative policy to drive inflation higher over a more intermediate time horizon. We continue to invest in higher-rated sectors that should outperform in the event of further federal government ratings downgrades. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Tax-exempt yields also declined during the quarter, approaching new lows. Intermediate maturity bonds saw the greatest decline in yields, while yield decreases for longer maturity and short maturity tax-exempts were smaller. The Bond Buyer 40-Bond Index yield was unchanged for the month of June. Its yield ended the quarter at 4.38 percent, after reaching an historic low of 4.35 percent on June 1st. The Bond Buyer 40-Bond Index yield of 4.38 percent compares to the prior trough yield of 4.51 percent, last seen in March 2007, and the most recent peak of 5.95 percent, seen in January 2011.

Despite small negative monthly returns in June as yields trended slightly higher amidst the largest month supply of the year, tax-exempt municipals posted solidly positive returns again in the second quarter of 2012. Longer-duration tax-exempts continued to outperform shorter-duration issues, and lower-rated credits continued to outperform higher-rated credits. The extension of these trends has led to longer duration and lower credit quality tax-exempt sectors posting double-digit returns over the past 12-month period. Revenue bonds also continued to outperform general obligation bonds during the quarter, as yield spreads narrowed. Within revenue bond sectors, return patterns followed those mentioned above. Hospital sector bonds provided the strongest returns, followed by lease bonds and industrial revenue bonds, while the shorter-duration electric and housing sectors lagged in price appreciation.

TOTAL RETURNS TO 06/30/12				
	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	-0.1%	1.9%	3.7%	9.9%
5-Year Municipal	0.0	1.2	1.8	5.3
Long (22+ years)	-0.1	2.7	6.6	15.6
Revenue	-0.1	2.1	4.4	11.1
Electric	-0.1	1.7	3.1	9.1
Hospital	-0.1	2.3	6.4	14.2
Housing	0.2	1.8	3.9	9.4
IDR/PCR	0.0	2.2	7.1	12.3
Transportation	-0.1	2.1	4.2	11.1
Education	-0.1	2.1	3.9	10.8
Water/Sewer	-0.1	2.0	3.5	9.9
Resource Recovery	0.0	1.8	3.6	9.4
Leasing	0.0	2.3	4.4	11.5
Special Tax	-0.3	1.9	3.9	10.9
General Obligation	-0.2	1.7	2.7	8.7
Prerefunded	0.0	0.7	0.9	3.0
Insured	-0.1	2.1	3.9	10.6
Muni Aaa	-0.1	1.5	2.2	7.2
Muni Aa	-0.1	1.8	3.3	9.2
Muni A	-0.1	2.1	4.3	11.5
Muni Baa	0.0	2.4	6.7	14.1

State and local issuers continue to adjust to fiscal challenges. According to the Nelson A. Rockefeller Institute of Government, through the first quarter of 2012, state tax collections have posted nine quarters of consecutive growth. However, improvements in local revenues have lagged, and we continue to see adjustments made to address fiscal stresses at the state level trickle down to affect finances at local levels. In mid June, Moody's Investors Service downgraded all California tax allocation bonds rated Baa3 or higher to Ba1, due to uncertainties surrounding the technical flow of cash for debt service, following the dissolution of redevelopment agencies by the State Legislature earlier in the year. As a specific example, the City of San Jose threatened to sue the County of Santa Clara for property tax payments collected by the County, and pledged by the City for debt service. Since the Moody's ratings downgrade, the California State Controller ruled that Santa Clara County must forward the disputed redevelopment tax revenue slated for bond payments to San Jose. While the ruling sets precedent, the ratings agency seeks clarification for the ambiguity that has yet to be addressed by the State Legislature.

Despite being up slightly in recent years, overall municipal default rates remain very low, particularly in comparison to corporate default rates, and these occurrences are expected to remain isolated events. Most recently, the City of Stockton, California (population 292,000), became the largest city ever to file for (Chapter 9) bankruptcy on June 28th. Unlike Jefferson County, AL, which was the biggest bankruptcy filed, by debt outstanding ($4.2 billion and hampered by fraud), and Harrisburg, PA, both of which had one large problematic debt project, the City of Stockton was hampered by high employee and retiree benefit costs, a reduced tax base, and low reserves. The City was slow to address these issues during the economic downturn. Stockton does not have any general obligation debt; the bulk of the affected obligations is general fund debt and is insured. Nonetheless, the case bears watching, as Stockton is the first American city to use bankruptcy to try to impose losses on bondholders. While we do not believe that filing for bankruptcy will be used by many municipalities, we will likely see more, and such actions could put pressure on the general obligation sector as well as the tax-exempt market as a whole.

The Supreme Court decision to uphold the Patient Protection and Affordable Care Act as constitutional was viewed as neutral by the ratings agencies with regard to their outlooks for not-for-profit hospitals. While hospital providers may benefit from lower rates of uncompensated care from the individual mandate to carry insurance, potential reductions in Medicare payments and from other payment models could be a negative longer term. Furthermore, whether Medicaid coverage is expanded by the states will have to be monitored closely, as many states are posturing to opt out of expanding their programs.

Thus far in 2012, the municipal market has seen higher-than-expected issuance volume. However, recent issuance has emphasized re-fundings over new money issuance and, overall, net supply has decreased compared to one year ago. New issuance has been easily absorbed, particularly as June and July are typically heavy months for coupon and principal payments and reinvestment. Furthermore, tax-exempt funds flows remain positive. These demand factors have contributed to a continued narrowing in credit spreads and flattening of the tax-exempt curve as investors reach for yield. Relative yield ratios of tax-exempt bonds to comparable duration Treasury securities suggest that tax-exempt securities remain very attractive in the current interest rate environment. We continue to believe that longer-than-benchmark durations will be rewarded, as the tax-exempt yield curve remains steep, and credit spreads have room to narrow further. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. As always, diversification remains a key tenet in our strategy to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: EURO AREA RECESSION IN 2012

The economic situation in Europe continues to be dismal. While the euro area has yet to enter recession, we wouldn't be surprised to see revisions to first quarter 2012 GDP that would officially put the euro area in recession territory. Fourth quarter 2011 euro area GDP was -0.3 percent, while first quarter 2012 GDP growth was flat. Conditions are far from robust and most indicators point to a continued slowdown in 2012. On July 5th, European Central Bank President Draghi indicated that conditions have deteriorated significantly. On July 3rd, French Prime Minister Jean-Marc Ayrault lowered the 2012 and 2013 growth forecast for France. We continue to expect a bottom to occur this year, but given the ongoing financial crisis, austerity measures, political changes, and slowdown in emerging markets, we do not expect the euro area to bottom until the third or fourth quarter of this year. We are hopeful that for 2012 overall, the euro area economy will contract a modest -0.5 percent. Conditions vary outside of the euro area. The UK is officially in recession (fourth quarter 2011 and first quarter 2012 GDP contracted -0.3 percent each). We anticipate growth of less than +0.5 percent in 2012. Switzerland and Norway remain on stronger footing with first quarter year-on-year GDP growth of +4.1 percent and +2.0 percent, respectively. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

The industrial environment in Europe continues to deteriorate with industrial production declining in five of the last six

months. In the euro area, April industrial production was down -2.3 percent year over year. Construction continues to trend down, falling -5.0 percent in April, year over year. Furthermore, the purchasing managers' index (PMI) has shown further deterioration, now at 45.1 with new orders down -6.1 percent in April, forecasting slower future growth. As noted last quarter, even more concerning is the weakness now showing up in Germany and France, as they have historically been perceived as the stronger economies in Europe. Exhibit J highlights the area's weak industrial environment.

The state of the European consumer continues to be precarious. As Exhibit K illustrates, unemployment is escalating, now at a record 11.1 percent in the euro area for May. In the European Union, the unemployment rate is also hitting new highs, at 10.3 percent. Germany, the Netherlands, Luxembourg, and Austria are enjoying much lower unemployment rates, all below 6.0 percent. The youth population continues to experience materially higher unemployment than the general population, which does not bode well for future growth prospects. Disenfranchised individuals will likely lose the will to find a job and therefore be unable to spend, thus leading to more government dependency. Euro area retail sales continue to exhibit weakness. The annual figures for May showed that retail trade volume fell -1.7 percent. Sentiment also remains poor with the ZEW business expectations survey falling -16.9 points in June, as shown in Exhibit L.

The European sovereign debt crisis continues to rile equity markets as concerns have escalated, the crisis remains unresolved, and there still isn't a comprehensive solution. Europe needs a roadmap for a fiscal, financial, and political union with all countries participating and agreeing to a broad array of requirements. This could include tax hikes, additional austerity measures, social reform, political collaboration, the issuance of euro bonds, weak countries leaving the euro, and unlimited currency printing, to cite just a few. Our fear is that political leaders will continue to butt heads and kick the can further down the road, ultimately dragging out this crisis and leading to a large damaging event, possibly the dismemberment of the euro, sovereign debt defaults, and/or additional bank failures. Yields have risen to very high levels in Italy and Spain (Exhibit M), signifying the inherent risks those two countries are facing, lack of confidence in future growth and solvency issues. Also, as Exhibit M highlights, there are now five countries that have requested a bailout.

At the conclusion of the European Union Summit toward the end of June, global equity markets rallied as it was announced that the ESM (European Stability Mechanism) is going to be used to bail out Europe's distressed banks. Unfortunately, the ESM has yet to be funded and all parties (countries) have to agree to all terms. As of now, the ESM is being held up by Germany's Supreme Court due to constitutional challenges. Additionally, Finland and the Netherlands are against secondary market purchases by the ESM. The ironic aspect of the proposal is that some of the countries in need of bailout funds must contribute to the ESM. Given all of the uncertainty, we do not believe that mechanisms such as the European Financial Stability Facility (EFSF) and ESM will solve Europe's issues.

As anticipated last quarter, the French Presidential election went to the socialist candidate, Francois Hollande. Since his win, he has reinstated some social benefits and further increases in social programs may be attempted. Additionally,

Mr. Hollande's platform contains measures for increased taxes on wealthy individuals and corporations. On top of the French election, the Dutch parliamentary elections are in September and could go to the now leading socialist candidate, Emile Roemer. The German elections are next year, which may add more volatility and uncertainty, as Angela Merkel's survival is in question. As political leadership changes, we believe the prospects for collaboration between European countries will diminish.

MONETARY AND FISCAL POLICY

As widely anticipated, the European Central Bank (ECB) cut the main refinancing rate on July 5th by -25 basis points to 0.75 percent. This was the first rate cut since December. The ECB also cut the deposit and marginal lending facility rates by -25 basis points each to 0.0 percent and 0.10 percent, respectively. ECB President Draghi commented that the interest rate cut decision was unanimous and was driven by increasingly deteriorating conditions throughout the core of Europe. He also stated that the rate cut would have a limited impact on growth. The Bank of England (BOE) left rates unchanged at 0.5 percent at their July 5th meeting, but as expected, increased the size of its quantitative easing program by £50 billion to £375 billion. We expect both the ECB and BOE to remain accommodative throughout 2012 as both central banks are closely monitoring higher inflation and slower growth.

Inflation is somewhat elevated in the euro area, at an estimated 2.4 percent in June, but down from 2.7 percent a year ago May, and remains less of a concern to the ECB. As noted last quarter, the UK is still experiencing modestly higher inflation, at 2.8 percent in May. Moderating energy, food, and commodity prices should help lessen inflation this year in Europe. Even so, inflation will likely remain above the ECB and BOE's ~2 percent ceiling. See Exhibit I for our inflation expectations.

While concerns surrounding the European debt crisis had somewhat subsided in the first quarter, the issues have come roaring back. Problems have escalated, the crisis remains unresolved, and a comprehensive solution appears unlikely in the near term. The news flow surrounding the fate of the euro has caused the currency to weaken to ~\$1.23/euro from a high of ~\$1.35 earlier this year. Greece remains part of the euro block for now, but as the crisis continues to escalate, and concerns surrounding Spain and Italy worsen, there could be increased volatility in the euro. Although logic suggests that the euro should strengthen relative to the U.S. dollar with the exit of weaker countries, the mechanics surrounding a euro exit will likely be difficult and lengthy and may lead to weakness, at least initially. We continue to anticipate modest weakness in the euro as the situation remains unresolved. We originally thought the euro would trade in a range from \$1.20 to \$1.35 with a downside bias, but now believe it may breach the lower end of our range. See Exhibit I for our currency forecasts.

JAPAN

CURRENT CONDITIONS: ANTICIPATE MODEST ECONOMIC GROWTH

We are still forecasting that the Japanese economy will recover modestly in 2012 with full year growth of about +1.0 percent after contracting roughly -1.0 percent in 2011 (see Exhibit I).

Last quarter, we forecasted domestic growth would be underpinned by spending on rebuilding after the earthquake and tsunami that occurred a year ago. The government has allocated ¥18 trillion ($220 billion) for reconstruction. In addition, we anticipated continuing slow growth for the world economy resulting from slow, but improved growth in the U.S. and European economies, and the emerging economies, particularly China, being successful in a "soft economic landing." This should result in Japanese exports increasing, and, in turn, a pickup in domestic consumption. Recent economic data is bringing into question the health of the U.S., European, and Chinese economies. Despite this recent unfavorable picture, our forecast has not changed.

On June 20th, the Japanese government posted its first monthly trade deficit with the European Union (¥11 billion, $139 million). The May trade deficit was very broad-based ranging from chemicals to machinery. This is the culmination of a four-year trend in which Japan's huge surpluses, with its most important trading partners, have been steadily whittled away. While Japan still enjoys surpluses with Asia (¥165 billion in May) and North America (¥301 billion), the two biggest trading blocs for exports, it can no longer rely on a positive balance from the European Union.

A key sentiment indicator of large manufacturers improved in the second quarter to a reading of -5.7 from -7.3 in the first quarter, according to a Finance Ministry survey. Respondents also see capital spending rising +8.4 percent for the year ending March 2013, up from a previous view of a -0.3 percent decrease. This upward revision appears to be the result of reconstruction efforts after last year's earthquake and tsunami. Moreover, the manufacturing PMI held above 50 in May for the sixth consecutive month, and the jobs-to-applicants ratio increased to its highest level since September 2008. However, this positive report was contradicted by a Reuters manufacturing sentiment index, which swung to -3 in June from +2 in May indicating pessimism among manufacturers for the first time in four months. Historically, the survey is seen as a preview of the Bank of Japan's (BoJ) manufacturing sentiment index. Morale among non-manufacturers was unchanged at +11, helped by post-tsunami reconstruction-related demand.

While companies are hopeful the Japanese economy will grow, they realize that it is a mature economy, and therefore in the intermediate to long term, consumption growth may be more limited. With the strong yen, Japanese companies have broadened their focus beyond Japan for growth opportunities. Unlike the 1980s, when Japanese companies bought several trophy properties in the U.S., they are now looking all over the world for companies with faster growth rates, as Exhibit N shows.

One clear risk to the tepid recovery in Japan is that Tokyo is already spending twice the amount of its tax revenue, and covering the shortfall by issuing bonds. The BoJ is expected to purchase roughly ¥45.6 trillion ($572.2 billion) in government bonds by the end of this year. This has raised concerns that the BoJ is beginning to "monetize" government debts, which could lead to hyperinflation.

MONETARY AND FISCAL POLICY

On March 14th, the Japanese central bank held its monetary policy steady, targeting a range of zero to 0.1 percent for its

key rate. The BoJ is unlikely to pursue meaningful monetary easing because:

1. A modest Japanese economic recovery is underway.
2. The divergence in central bank balance sheets should continue to bode well for the yen, particularly considering the rising possibility of QE3 by the Fed and the resumption of troubled sovereign debt purchases by the ECB (see Exhibit O).
3. Real short-term Japan-U.S. and Japan-E.U. interest rate differentials will remain positive. The fed funds rate is stuck near zero through late 2014 and poor euro area economic conditions may prompt the ECB to cut rates again.

Despite this, the minutes for last month's BoJ meeting revealed that a few policymakers thought the central bank should be ready to act if Europe's debt crisis worsened and threatened to impact the Japanese economy. This concern has increased due to slowing economic growth in China.

These limited monetary actions are contrary to what we expected last quarter. This will, therefore, provide strength to the yen versus the dollar and euro. Any policy response from the BoJ is likely to be muted in comparison to the Fed or ECB. The BoJ's balance sheet growth has significantly lagged those of the Fed and ECB since the global financial crisis of 2008. We believe any incremental progress on the European sovereign debt crisis and potential central bank actions in the U.S. and Europe should calm markets and provide for a gradual strengthening of the dollar and euro compared to the yen.

Lawmakers are now pushing for greater control over the BoJ as the strong yen and runaway deficits darken Japan's economic prospects. The complaint is that the BoJ isn't acting aggressively enough to combat the country's persistent deflation, while burgeoning government debt limits the scope of fiscal policy to boost growth. The proposals from the three political parties are similar: They want to require the government to set an inflation goal unilaterally or jointly with the BoJ, and hold central bankers accountable if that goal is not met, by imposing more onerous requirements to defend any policy decisions.

On June 21st, Prime Minister Yoshihiko Noda won backing from the main opposition parties for a contentious bill to double the nation's sales tax. The Prime Minister's ruling Democratic Party of Japan (DPJ) and the two main opposition parties agreed to enact the bill to double the sales tax to 10 percent by 2015. This tax increase will be used to help curb the country's massive debt, now more than 200 percent of GDP, as shown in Exhibit P. Opponents are concerned that this tax hike will further limit consumption and again slow the economy.

ASIA EX-JAPAN

CURRENT CONDITIONS: LOWER GDP GROWTH

We have lowered our 2012 Asia ex-Japan economic growth forecast from +6.8 percent to +6.5 percent, on lower economic growth prospects in China and India. China's economic growth continued to slow in the first quarter of 2012 to +8.1 percent year-over-year, below expectations of +8.4 percent and the fourth quarter 2011 level of +8.9 percent. April data indicated another step-down in economic activity, while May data showed stabilization at best. Although we are maintaining our GDP growth estimate of +8.0 to +8.5 percent for 2012, the bias is towards the lower end of our range.

It seems China's policy measures since last November have yet to show any significant impact on the economy. The Purchasing Managers' Index (PMI) continued to show weaker-than-normal sequential growth in May at 50.4, down -2.9 percentage points from April (versus the seven-year average of -2.7 percentage points). All sub indexes weakened, except finished goods inventory, indicating lackluster demand. The HSBC flash PMI for June indicated a further slowdown. Industrial production growth plunged into single digits with an April reading of +9.3 percent, and only edged up slightly to +9.6 percent in May (see Exhibit Q). While trade data were significantly better than expected in May, they were partly helped by one extra working day. The slower global economic growth and the weakening PMI for new export orders suggest headwinds for export growth in the months ahead.

China's property investment cycle is one of the major reasons behind the investment slowdown. There has been a marked improvement in housing transaction volumes recently as prices have remained soft. While it remains to be seen how sustainable the ongoing housing recovery will be, historically, improving transaction volumes have led to improving housing investment, which in turn has boosted domestic demand and economic growth. However, any signs of the property sector overheating again could result in more tightening in the housing market.

Inflation in China continued its downtrend and came in lower than expected at +2.3 percent year over year in June, mostly driven by food. We expect July CPI data to drop further, before the impact of an unfavorable base effect takes hold later this year (see Exhibit R).

The robust growth of the Indian economy has also slowed, as first quarter 2012 GDP grew a weaker-than-expected +5.3 percent year over year, the slowest rate since December 2004. Industrial sector growth was anemic at +0.7 percent year over year, manufacturing contracted -0.3 percent and growth in "trade, hotels & transport" moderated to +7 percent. India's industrial production barely grew in April, at +0.1 percent year over year, after falling -3.2 percent in March. Moreover, inflation remains stubbornly high, with India's wholesale price index rising to +7.6 percent year over year in May, the second straight month above +7 percent.

Economic growth in Hong Kong and South Korea has slowed too. Hong Kong's first quarter 2012 GDP increased +0.4 percent quarter over quarter, and retail sales by volume growth slowed to +7.6 percent year-over-year in April (from +13.2 percent in March). By value, retail sales slowed to +11.4 percent year over year in April from +17.1 percent in March. The South Korean economy grew +0.9 percent quarter over quarter in the first quarter of 2012, and South Korean exports fell -0.4 percent year over year and imports decreased -1.2 percent in May.

The Australian economy is exhibiting signs of stronger growth. First quarter 2012 GDP increased a higher-than-expected +1.3 percent quarter over quarter, and +4.3 percent year over year, helped by consumer spending, the resource sector, and service industries. Australia should meet its 2012 GDP growth target of over +3.0 percent. Headline employment was better than expected in May, at +38,900 jobs added and an unemployment rate of 5.1 percent. Australia's trade deficit narrowed in April, as exports increased +3.3 percent. Additionally, the country's trade continued to improve in May, as China's iron ore imports rose by +10.7 percent month over month and +19.8 percent year over

year to 63.84 million tons, a second record high this year. China is a large consumer of commodities, responsible for over 50 percent of global demand for iron ore.

MONETARY AND FISCAL POLICY

To support growth, the People's Bank of China (PBoC) cut the required reserve ratio (RRR) by -0.5 percent, effective May 18th, for the third time since last November and surprised the market with two -25 basis point interest rate cuts within one month (effective June 8th and July 6th respectively, see Exhibit S). The government appears to be fast tracking infrastructure projects and has announced a range of subsidy programs and tax reforms to boost growth. Given the recent loosening measures and the expectation of more to come, we are hopeful that the economy could bottom in either the second or third quarter barring any external shocks.

With the falling trade and current account surpluses, external pressure on China to allow the Renminbi (RMB) to appreciate has been alleviated. Starting April 16th, the PBoC widened the RMB-USD daily trading band to 1.0 percent from 0.5 percent and adopted a more flexible foreign currency regime, taking another step toward transforming the RMB into an international currency. Nonetheless, the widening of the trading band doesn't mean a fully market-driven foreign currency regime. The PBoC still sets the daily reference rate for its currency at the beginning of the day, and there are no limits in terms of setting the base price. While we continue to expect modest RMB appreciation, this could be hindered given the recent soft economic data.

On April 17th, the Reserve Bank of India (RBI) cut the repo rate by -50 basis points to 8.0 percent. The Indian government is targeting fiscal year 2012/fiscal year 2013 GDP growth of +6.5 percent. However, Indian political dysfunction remains, given the politicians' populist tendencies, lack of action by top leaders, and allegations of corruption. Also, with inflation at elevated levels, the RBI will be cautious about lowering rates too much.

In Australia, the Reserve Bank of Australia (RBA) cut interest rates -25 basis points to 3.5 percent in June, in response to uncertainty about the future of the European Union and weak economies worldwide. The RBA has cut rates -75 basis points since October 2011. However, it isn't expected to cut rates further, given the stronger first quarter GDP growth and May jobs number.

REST OF WORLD

CURRENT CONDITIONS: FURTHER STIMULUS NEEDED FOR THE WEAK ECONOMY IN BRAZIL

The flow of economic data from Brazil has been soft. First quarter GDP growth was a meager +0.8 percent year over year and +0.2 percent quarter over quarter, as the agriculture sector plummeted -7.3 percent quarter over quarter and investment dropped -1.8 percent. In addition, April retail sales were weak, up just +0.8 percent month over month seasonally adjusted, and industrial production fell -0.2 percent month over month. Accordingly, we have lowered our 2012 GDP growth estimate to +2.5 percent from +3.0 percent. Brazil's inflation risks are receding, with May CPI up +0.36 percent month over month and +4.99 percent year over year, well below their inflation target ceiling limit of +6.5 percent. Brazil's central bank cut interest rates by -125 basis points to 8.5 percent in the second quarter, an historic low, in an effort to reverse slowing economic growth.

Further cuts in interest rates and government incentives to industry should also promote growth.

GLOBAL EQUITY INVESTMENT STRATEGY:

SLOWING ECONOMIES SUSTAIN MARKET VOLATILITY

United States

The volatility in U.S. financial markets, particularly in the second quarter, belies the fact that returns for the first half of 2012 were solidly positive, as represented by the S&P 500 Index performance of +9.5 percent. In addition to the oscillating flow of weaker and stronger U.S. economic data, domestic market volatility has been elevated by renewed investor concern over the financial crisis in Europe, which had subsided temporarily in the first quarter of the year.

Despite the strong market performance in June and the first half of 2012, valuations remain quite reasonable as measured by the forward price-earnings multiple of the S&P 500 Index, which is currently just over 13 times earnings. This is well below the 50-year average of 15 times, and is also quite reasonable in the context of the current low inflation environment, as Exhibit T displays.

Additionally, the earnings-yield spread, measured by the difference between the S&P 500 earnings yield and the 10-year U.S. Treasury yield, stands at near-record wide levels, highlighting the relative attractiveness of equities over U.S. Treasury securities as shown in Exhibit U.

U.S. corporations continue to have very healthy balance sheets with high levels of cash. In addition, the U.S. corporate sector continues to enjoy healthy levels of profitability. Even in the current environment of subpar economic growth, this should lead to respectable, albeit subdued, earnings growth.

Domestic equity portfolios continue to be diversified, and are maintaining high-quality, growth-oriented stocks. Portfolio holdings continue to emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. This results in portfolios with relatively attractive valuations, given their prospects for higher earnings growth as displayed in Exhibit V.

International

Similar to last quarter, portfolios continue to be underweight the euro area and overweight the non-euro area countries of the UK and Switzerland. Most of the European holdings have significant exposure to other developed and emerging markets rather than local European markets. While not completely sheltered from the European financial crisis, we believe the broad geographic exposure among the stocks held will help limit the potential impact from the crisis. The European holdings are comprised of global exporters, late-cyclical stocks, domestic-consumption securities, and companies with emerging markets growth exposure. We believe euro area banks will remain challenged in the longer term given higher capital requirements, increased regulation, lower loan growth, and higher costs. Within financials, we are significantly underweight euro area banks and diversified financials, and market weight in the more defensive insurance sector. As shown in Exhibit W, valuations remain attractive across Europe.

We see the Japanese equity market and the overall market trending upward in 2012. Positive catalysts include:

1. The ongoing modest recovery in the Japanese and global economies;
2. Proactive easy monetary policy in Japan and worldwide supporting the "risk on" trade;
3. Progress toward resolution of the European sovereign debt crisis; and
4. Help from an anticipated weakening yen versus the US dollar and euro leading to export improvement and eventual domestic consumption improvement.

We do believe, however, that the upward movement will be choppy. This is due to stock market appreciation thus far in 2012, modest economic growth in the US and overall world, and, thus, reliance on faster-growing China as the engine for global growth. Even the more robust economic improvement in China is partially threatened by the uncertainty of a soft landing.

Our strategy in Japan is to:

1. Invest in export-oriented companies and entities with domestic consumption exposure. Domestic consumption should benefit from reconstruction spending and a pickup in export demand. Export sectors best positioned to capitalize on potential yen weakness are autos, machinery, and electronics. A continuation of the subpar economic recovery should help demand for Japanese exporters.
2. Focus on high quality stocks with top line sales growth and more predictable earnings.

We think that the Japanese equity market is discounting a far more pessimistic economic outlook globally, as well as underestimating the economic impact from reconstruction spending. Valuations on a forward price-to-earnings and price-to-book multiple bases are at historic lows. In addition, the equity risk premium (or risk aversion) is high.

China continues to be the engine of growth for the global economy. We expect the recent accommodative monetary policy measures taken by the PBoC, including reducing the reserve ratio requirement and lowering the benchmark interest rate, to reignite the economy. We are invested in energy, materials, and consumer-related names.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	–	–
United Kingdom	-	+
Rest of Europe	o	+
Greater China	+	++
Japan	+	–
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	–

<u>As Exhibit W shows, valuations across international equity markets remain quite attractive.</u> As measured by the 12-month forward price-earnings multiple, Europe ex-UK is trading at 9.5

times compared with the historical average of 14.0 times, and the UK is trading at 9.0 times compared with the historical average of 12.6 times. On the basis of EV/EBITDA, Japan is trading at 6.3 times, well below the long-term average of 9.4 times and Asia ex-Japan is trading at 7.7 times compared with a post-1990 average of 9.1 times. Our overall opinion of the investment environment for key regions of the world (sentiment gauge), and the resultant portfolio positioning are shown in the adjacent table.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	06/29/12	05/31/12	03/30/12	12/30/11	12/31/10	One Month	Three Months	Six Months	18 Months
Dow Jones Industrials	12880.09	12393.45	13212.04	12217.56	11577.51	+3.9%	-2.5%	+5.4%	+11.3%
S&P 500	1362.16	1310.33	1408.47	1257.60	1257.64	+4.0	-3.3	+8.3	+8.3
NASDAQ OTC Composite	2935.05	2827.34	3091.57	2605.15	2652.87	+3.8	-5.1	+12.7	+10.6
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.30	0.26	0.33	0.24	0.59	+4 b.p.	-3 b.p.	+6 b.p.	-29 b.p.
5-Year Notes	0.72	0.66	1.04	0.83	2.01	+6	-32	-11	-129
10-Year Notes	1.65	1.56	2.21	1.88	3.29	+9	-56	-23	-164
30-Year Bonds	2.75	2.64	3.34	2.89	4.33	+11	-59	-14	-158
AA INDUSTRIAL									
Intermediate Maturity	2.65	2.66	3.06	2.73	3.94	-1	-41	-8	-129
Long Maturity	3.95	3.94	4.39	4.02	5.18	+1	-44	-7	-123
MORTGAGES									
Current Coupon GNMA (3.50%)	2.23	2.27	2.80	2.71	3.98	-4	-57	-48	-175
MUNICIPALS									
Bond Buyer 40-Bond Index	4.38	4.38	4.64	4.84	5.51	--	-26	-46	-113
SHORT TERM									
Fed Funds	0.15	0.15	0.13	0.07	0.18	--	+2	+8	-3
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.09	0.07	0.07	0.02	0.12	+2	+2	+7	-3

* Primary Credit Discount Rate, effective 1/9/03.

E-06/12 062012
FF-107Tagg

G:\Support\Exhibits\E-06/12

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH
VERSUS VALUE STOCKS



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through June 30, 2012
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/12

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 7TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH JUNE 30, 2012

PERFORMANCE IN U.S. DOLLARS				
	[illegible] Global Indices, US$ [illegible]	Change from 12/31/2011		[illegible] Country
Country		points	percent	Rank
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Japan	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
New Zealand	[illegible]	[illegible]	[illegible]	11
Norway	[illegible]	[illegible]	[illegible]	[illegible]
Philippines	[illegible]	[illegible]	[illegible]	1
Portugal	[illegible]	[illegible]	[illegible]	[illegible]
Singapore	[illegible]	[illegible]	[illegible]	[illegible]
South Africa	[illegible]	[illegible]	[illegible]	[illegible]
South Korea	[illegible]	[illegible]	[illegible]	16
Spain	[illegible]	[illegible]	[illegible]	[illegible]
Sweden	[illegible]	[illegible]	[illegible]	17
Switzerland	[illegible]	[illegible]	[illegible]	[illegible]
Taiwan	[illegible]	[illegible]	[illegible]	12
Thailand	[illegible]	[illegible]	[illegible]	[illegible]
United Kingdom	[illegible]	[illegible]	[illegible]	10
United States	[illegible]	[illegible]	[illegible]	7 ←
COMPOSITE INDICES				
Latin America	[illegible]	[illegible]	[illegible]	
Western Europe	[illegible]	[illegible]	[illegible]	
Asia/Pacific	[illegible]	[illegible]	[illegible]	
World (ex U.S.)	[illegible]	[illegible]	[illegible]	

SOURCE: FACTSET RESEARCH SYSTEMS, JUNE 30, 2012

Exhibit D

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Final	4Q11 Rev.	1Q12 Adv.	1Q12 Prelim.	1Q12 Final	
Personal Consumption Expend.	-0.2%	0.9%	2.1%	2.2%	3.0%	2.8%	2.2%	2.0%	1.6%	1.9%	1.8%	1.7%	
Non-Residential Fixed Invest.	-14.4	-4.5	4.0	7.7	11.1	10.0	8.0	9.1	8.2	7.1	8.2	8.5	
Residential Investment	-12.9	-6.8	4.2	-7.8	-6.3	-2.9	-6.9	1.4	3.5	8.8	8.9	9.0	
Inventory Change [2]	++	++	++	++	++	++	--	--	++	++	+	+	
Net Exports [3]	27.4	6.8	-31.8	-30.2	-19.4	-12.6	4.8	12.2	0.8	3.3	2.9	4.1	
Exports	-0.1	10.7	13.5	12.5	8.8	8.9	7.3	6.0	4.7	4.1	4.5	3.8	
Imports	-6.5	6.9	16.9	15.9	10.7	9.6	4.7	2.1	3.6	2.6	3.1	2.2	
Government Spending	1.1	1.2	0.7	0.6	0.1	-1.1	-2.2	-2.4	-2.8	-2.1	-2.3	-2.3	
Total Real GDP	-0.5%	2.2%	3.3%	3.5%	3.1%	2.2%	1.6%	1.5%	1.6%	2.1%	2.0%	2.0%	←
Memo:													
Total GDP Less Housing and Autos	-0.3	2.5	3.3	4.1	3.2	2.0	1.7	1.4	1.5	1.7	1.7	1.7	←
Pers. Cons. Exp. Plus Res. Invs.	-0.7	0.6	2.2	1.8	2.6	2.6	1.9	2.0	1.7	2.1	2.0	2.0	
After-tax Corporate Profits	115.9	41.5	33.4	13.7	-3.7	2.8	0.3	6.2	11.7	NA	14.7	13.1	

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 28, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

BROAD-BASED INFLATION MEASURES REMAIN CONTROLLED


Consumer Price Inflation
Year-over-year change in prices paid by consumers


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers

SOURCE: BUREAU OF LABOR STATISTICS AND BLOOMBERG, JUNE 13 & 14, 2012

G:\Support\Exhibits\E-06/12

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2009			2010			2011			2012		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%	73.35	0.6%	12.6%
February	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1	72.29	0.4%	9.5%
March	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8	72.97	3.0%	5.1%
April	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4	72.83	4.7%	3.5%
May	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5	73.93	6.1%	4.7%
June	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1	75.03	7.8%	5.0%
July	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2			
August	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0			
September	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0			
October	72.87	-9.6	-22.0	72.30	-0.8	-8.1	71.61	-1.0	5.9			
November	72.44	-12.8	-16.1	72.83	0.5	-13.9	72.24	-0.8	7.5			
December	73.32	-9.4	-9.7	73.79	0.6	-12.9	73.23	-0.7	10.8			
Average	77.70	4.3		75.35	-3.0		70.92	-5.9		73.40	3.5	

Note: [illegible]

Country or Region Weights (8/15/11): Euro Area: 36.5% Canada: 29.6% Japan: 17.4% U.K.: 7.9% Switzerland: 3.8% Australia: 2.9% Sweden: 1.9%
Currency Appreciation (YT-D through 6/30/12): Euro Area: -2.4% Canada: -0.2% Japan: -3.5% U.K.: 1.0% Switzerland: -1.2% Australia: -0.1% Sweden: -0.6%

Source: Federal Reserve Board

G:\Support\Exhibits\E-06/12

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2010				2011				2012E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.9	3.8	2.5	2.3	0.4	1.3	1.8	3.0	1.9	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	132.4	45.7	32.2	36.2	22.7	13.0	15.9	-0.1	7.4	17.3	11.4	14.5
Consumer Price Index (Year-over-Year)	2.4	1.8	1.2	1.3	2.1	3.4	3.8	3.3	2.8	2.0	2.1	2.9
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	9.7	9.7	9.6	9.6	8.9	9.1	9.1	8.7	8.3	8.2	8.2	8.2
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.1	0.2	0.1	0.1	0.0	0.0	0.0	0.1	0.1	0.5	1.0
10-year Treasury Bonds-Yield	3.7	3.5	2.8	2.9	3.4	3.2	2.4	2.0	2.0	1.8	1.9	2.3

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JULY 5, 2012

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM JUNE 30, 2012

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat Tsy.	Pessimistic	1.50%	-2.2%	2.50%	-4.0%	4.00%	-2.1%
Present YTM 0.30%	Most Likely	0.50	-0.2	1.25	-1.6	3.00	-1.5
	Optimistic	0.13	0.5	0.50	-0.1	2.00	-0.8
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-8.0	3.50	-11.9	5.00	-5.9
Present YTM 0.72%	Most Likely	1.50	-3.4	2.25	-6.5	4.00	-4.4
	Optimistic	0.50	1.4	1.50	-3.0	3.00	-2.9
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-14.7	4.50	-21.1	5.50	-8.8
Present YTM 1.65%	Most Likely	2.25	-4.5	3.25	-11.9	4.50	-6.3
	Optimistic	1.50	2.2	2.50	-5.8	3.50	-3.6
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-30.4	5.50	-37.4	6.00	-14.0
Present YTM 2.75%	Most Likely	3.50	-12.5	4.25	-22.5	5.00	-9.6
	Optimistic	2.50	6.6	3.50	-11.1	4.00	-4.6

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/12

Exhibit I

■ Sit Investment Associates ■

Global Economic Assumptions
2012-Modest GDP Growth With Less Inflation Risk

	GDP GROWTH				INFLATION			
	2010A	2011E	2012E	2010-2014 (5 Yr CAGR)	2010A	2011E	2012E	2010-2014 (5 Yr AVG)
Global Economy	**3.9%**	**2.7%**	**2.4%**	**2.8%**	**2.5%**	**3.4%**	**2.8%**	**2.5%**
United States	3.0	1.7	2.2	2.3	1.6	3.2	2.4	2.0
Euro Area	1.7	1.5	(0.5)	0.3	1.6	2.5	2.0	1.6
United Kingdom	1.3	1.0	0.5	0.8	3.2	4.5	2.5	2.9
Japan	4.0	(1.0)	1.0	1.2	(1.0)	0.0	(0.5)	(0.8)
Asia Ex Japan	8.0	7.3	6.5	7.0	4.5	5.7	5.0	4.3
Latin America	6.5	4.4	3.8	4.5	7.0	6.5	6.2	6.9

10-Year Bond Yields

	2010	2011	2012	
	12/31A	12/31A	6/30A	12/31E
United States	3.3%	1.9%	1.7%	1.9%
Euro (Germany)	3.0	1.8	1.6	1.5
Japan	1.1	1.0	0.8	1.0
United Kingdom	3.4	2.0	1.7	2.0

Exchange Rates

	2010	2011	2012	
	12/31A	12/31A	6/30A	12/31E
Euro ($/€)	1.34	1.30	1.27	1.20
Japan (¥/$)	81	77	80	83
UK($/£)	1.56	1.55	1.57	1.55

Source: Bloomberg, Morgan Stanley, Bank of America/Merrill Lynch and Sit Investment Associates, Inc., July 9, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

WEAKENING INDUSTRIAL ENVIRONMENT IN THE EURO AREA



Euro area and EU27 production,
total industry excluding construction

Euro area manufacturing PMI



2
1
0
-1
-2
-3
-4
-5
98
00
02
04
06
08
10
12

Source: Haver, Barclays Research
NB: all data are normalised

SOURCE: EUROSTAT, JUNE 13, 2012 AND BARCLAYS CAPITAL, JUNE 1, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

EUROPEAN UNEMPLOYMENT CONTINUES TO MOVE HIGHER



Euro area and EU27 unemployment rates
Euro area (EA17), seasonally adjusted series
EU27, seasonally adjusted series
11
10
9
%
8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: EUROSTAT, JULY 2, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

BUSINESS CONFIDENCE TURNING PESSIMISTIC IN GERMANY



ZEW and Ifo Business Expectations
100
80
60
40
20
0
-20
-40
-60
-80
-100
115
110
105
100
95
90
85
80
75
2000
2002
2004
2006
2008
2010
2012
ZEW Business Expectations, LH
Ifo Business Expectations, RH

SOURCE: MORGAN STANLEY, JUNE 19, 2012

G:\Support\Exhibits\E-06/12

Exhibit M

■ Sit Investment Associates ■

<u>The European Bailout</u>


Spain
Italy
Germany


Bailout funds
European Financial Stability Facility
European Financial Stabilization Mechanism
International Monetary Fund
(In conjunction with the E.F.S.F.)
440billion euros
60
250
110
67.5
78
130
100
1.5
Greece May 2010
Ireland Nov. 2010
Portugal May 2011
Greece Feb. 2012
Spain June 2012
Cyprus June 2012

Source: Bloomberg, June 28, 2012, The New York Times, June 15, 2012 and Sit Investment Associates, Inc., June 28, 2012

G:\Support\Exhibits\E-06/12

Exhibit N

■ **Sit Investment Associates** ■

Japanese Companies are Looking Worldwide to Acquire Growth



Growing Ambitions
Unlike the 1980s, where Japanese companies bought several trophy properties in the U.S., they are now looking all over the world for companies with faster growth rates.
U.S.
U.K.
Netherlands
Belgium
Switzerland
China
India
Hong Kong
Philippines
Brunei
Singapore
Mexico
Jamaica
Colombia
Brazil
Chile
Angola
South Africa
Australia
Value of Japan's top 10 merger and acquisition deals for each year; five-year totals
1985-'89
2007-'11
$50 billion
$20 billion
$1 billion
Share of Japan's merger and acquisition deals, by industry
1985-'89
2007-'11
Media and entertainment 32.7% 2.9% ▼29.7 pct. pts.
Industrials 11.5% 3.8% ▼7.7
Real estate 3.9% 1.1% ▼2.9
Consumer products and services 3.1% 1.7% ▼1.4
High technology 9.8% 9.2% ▼0.6
Financials 17.5% 17.0% ▼0.5
Retail 1.1% 1.1% No change
Telecomm 0.3% 2.8% ▲2.5
Materials 10.7% 16.3% ▲5.6
Consumer staples 4.3% 11.0%
Energy and power 0.9% 9.7% ▲8.8
Healthcare 4.1% 23.5% ▲19.4

Source: The Wall Street Journal, May 30, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

BANK OF JAPAN POLICY HAS LAGGED BOTH THE FED AND ECB



The BoJ Has Lagged
The Fed And ECB
BALANCE SHEET: TOTAL ASSETS*
U.S. FEDERAL RESERVE
EUROPEAN CENTRAL BANK
300
260
220
180
140
100
2011
2012

SOURCE: BCA RESEARCH, JUNE 1, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

JAPAN'S HIGH DEBT LEVELS



The World's Most-Indebted Nation
Japan's borrowing has risen...
¥800 trillion
Outstanding government bonds*
600
400
200
0
Reconstruction bonds
Special deficit-financing bonds
Construction bonds
1970s
'80s
'90s
2000s
'10s
...as tax revenues have fallen.
¥125 trillion
Tax revenue, bond issuance and expenditures
100
75
50
25
0
Total expenditures
Tax revenues
Total bond issuance
1970s
'80s
'90s
2000s
'10s
Debt servicing and social security account for more of the budget...
Major expenditure items in the general account
National debt service
Local allocation, tax grants, etc.
Social-security related expenditure
Public works related
Education, other
100%
75
50
25
0
1960
'70
'80
'90
2000
'12
...of the world's third-largest economy.
250%
Gross government debt
200
150
100
50
0
Japan
U.S.
U.K.
Spain
Germany
South Korea
Projections
2006
'07
'08
'09
'10
'11
'12
'13
*For fiscal years ending March 31; Fiscal 2012, ending March 2013, is an estimate. Note: ¥1 trillion = $12.6 billion
Sources: OECD; Ministry of Finance
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, JUNE 16-17, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

INDUSTRIAL PRODUCTION GROWTH REMAINS WEAK IN CHINA



%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: MORGAN STANLEY RESEARCH, JUNE 10, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

CHINA'S INFLATION CONTINUES TO SLOW



%, YoY
CPI
CPI: Non-food
CPI: Food
25
20
15
10
5
0
-5
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: MORGAN STANLEY RESEARCH, JULY 9, 2012

G:\Support\Exhibits\E-06/12

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

THE PEOPLE'S BANK OF CHINA CUTS RATES FOR THE FIRST TIME SINCE 2008

PBOC cut IR twice and RRR three times since late last year



%
Lending rate (1yr, RHS)
Deposit rate (1yr, RHS)
%
23
21
19
17
15
13
11
9
7
5
8
7
6
5
4
3
2
1
0
Note: Same RRR applied to large and small/med FI before late 2008
Sep 03
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08
Sep 09
Sep 10
Sep 11

Source: CEIC, PBOC, GS Global ECS Research

SOURCE: GOLDMAN SACHS, JULY 9, 2012

G:\Support\Exhibits\E-06/12

Exhibit T

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples

Data through June 30, 2012



P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2012 est. operating EPS of $103.83.

Source: Standard & Poor's Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/12

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

S&P 500 INDEX EARNINGS YIELD VS. 10-YEAR TREASURY NOTE YIELD



DATA THROUGH JUNE 30, 2012
16%
14%
12%
10%
8%
6%
4%
2%
0%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10
Note: Operating EPS used to calculate P/E after 12/84

SOURCE: STANDARD & POOR'S, SANFORD BERNSTEIN AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/12

EXHIBIT V

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

JUNE 30, 2012

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth[1]						
2012 Projected Gain	+12.5%	+12.6%	+14.4%	+8.3%	+17.1%	+11.1%
2013 Projected Gain	+13.1%	+17.2%	+19.2%	+10.4%	+16.4%	+14.2%
5-Year Projected Growth	+12.6%	+15.6%	+18.3%	+9.9%	+14.4%	+10.9%
Dividend Yield						
Total Fund	+1.9%	+1.0%	+0.7%	+2.9%	+1.6%	+2.2%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.4%	+16.5%	+18.9%	+12.5%	+16.0%	+13.0%
Wtd Avg Price/Earnings Ratio[2]						
FY1 Calendar P/E	16.8x	20.1x	24.2x	13.2x	20.7x	16.7x
FY2 Calendar P/E	14.1x	16.8x	20.2x	11.9x	16.4x	14.1x
Median Price/Earnings Ratio[2]						
FY1 Calendar P/E	13.5x	15.8x	15.8x	13.0x	16.0x	14.0x
FY2 Calendar P/E	12.0x	13.7x	14.0x	11.7x	13.9x	12.3x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.4x	1.3x	1.4x	1.4x	1.5x	1.7x
FY2 Calendar PEG	1.2x	1.1x	1.2x	1.3x	1.3x	1.5x
Wtd Avg Mkt Cap ($ Million)	$93,333	$12,224	$4,810	$79,413	$107,357	$110,186

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%.

(2) Excludes stocks with P/E over 200x.

SOURCE: FACTSET RESEARCH SYSTEMS, RUSSELL INVESTMENTS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-06/12

EXHIBIT W

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL VALUATIONS ARE ATTRACTIVE

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	11.9	9.5	9.0	10.9	11.2	10.9
Post 1990 Average	15.6	14.0	12.6	28.9	13.9	15.8
Discount/Premium	*-23.7%*	*-32.1%*	*-28.6%*	*-62.3%*	*-19.4%*	*-31.0%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.1	6.1	5.8	6.3	7.7	7.1
Post 1990 Average	9.6	6.7	7.3	9.4	9.1	8.5
Discount/Premium	*-15.6%*	*-9.0%*	*-20.5%*	*-33.0%*	*-15.4%*	*-16.5%*

SOURCE: NOMURA EQUITY RESEARCH, JUNE 8, 2012

G:\Support\Exhibits\E-06/12